MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION

•	POST EFFECTIVE AMENDMENT NO. 4 ON FORM S-1 – (FILE NO. 333-142100)
•	AMENDMENT NO. 5 TO FORM S-1 – (FILE NO. 333-149010)
•	FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
•	FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008
•	FORM 8-K (File No. 0-51488)

1.
In response to the Staff’s verbal comment regarding the “Calculation of Gain” using the PV-10 value to estimate the fair value of the Non-Barnett Shale assets, we have performed three additional calculations of the gain utilizing three different fair value valuation methodologies widely used when transacting sales and acquisitions of assets in the oil and gas industry.  While there is no exact science in determining the fair value of oil and gas assets, we believe that utilizing these three industry wide methodologies gives a reasonable estimate of the fair value of our Non-Barnett Assets.  The industry methods we used are as follows:

The percentage of posted price method - In calculating this method the posted price at the time (we used $120 at that time of the sale) is reduced by two-thirds for proved developed producing assets.  Then that reduced figure is further reduced by twenty-five percent for proved developed non producing and fifty percent for proved undeveloped assets.  Therefore, for our calculation the posted price we used was $120 per Boe, proved developed producing reserves in the ground were valued at $40 per Boe, proved developed non-producing reserves were valued at $30 per Boe and proved undeveloped reserves were valued at $20 per Boe.  We have attached the results of utilizing this method on the test for substantial economic difference and the gain calculation (Schedule #1).

2:1 return on investment method -  A common method in the oil and gas industry for valuing the fair value of an asset in an acquisition is the price that will yield a 2:1 return on the investment.  We have attached the results of utilizing this method on the test for substantial economic difference and the gain calculation (Schedule #2).

PV-20 method – Another common method used to value oil and gas assets in an acquisition is to use the present value discounted at 20% of the undiscounted cash flows (PV-20) of the assets.  We have attached the results of utilizing this method on the test for substantial economic difference and the gain calculation (Schedule #3).

The attached results of the three different calculations of gain, which incorporate the three methods of fair value described above lead us to the conclusion that our original calculation of gain had a result that was not significantly different from the calculations using these industry standard valuation methods for the Non-Barnett Shale assets.  The average of the calculation of gain utilizing these three methods is $21,711,773 as opposed to our original calculation that yielded a gain of $21,814,753, a difference of only $102,980, or 0.5%.

2.
In response to the Staff’s verbal comment regarding the qualitative factors affecting the substantial economic difference between the Barnett Shale asset and the Non-Barnett Shale assets, please be advised:

a.
All the Boe’s of the Barnett Shale reserves that were sold were proved developed producing, in contrast to all the Boe’s of the Waterflood (which makes up the most of the reserves after the sale) which are proved undeveloped;

b.	The Barnett Shale wells have a production life that is more than double (due to the nature of shale production) the production life of all the other Non-Barnett Shale assets;
c.
Due to its geographic location, the fair value of the acreage associated with the Barnett Shale asset ($30,000 per acre at the time) was significantly higher than the acreage value of the Non-Barnett projects ($200 per acre for waterflood); and

d.
The Barnett Shale play was arguably one of the “hottest” plays in the United States at the time of our sale and had a significant interest from the market which caused assets to be sold at a premium.  In contrast, the nature of our waterflood project does not generate unique excitement from the market, nor would it generate a premium in the marketplace.

Signature:	Title:	Date:

By /s/ David J. Collins	Chief Financial Officer,	December 29, 2008
David J. Collins	Chief Accounting Officer,
and Principal Financial Officer

Barnett Property Sale
Detailed Proforma - % of Posted Price
Schedule 1

Test for Substantial Economic Difference
Fair Value per BOE

	Before Sale	Being Sold	After Sale

Fair Value of properties	75,992,587	36,000,000	39,992,587
BOE	2,158,627	313,061	1,845,566

Fair value of properties per BOE of reserves	$35.20	$114.99	$21.67

SUBSTANTIAL ECONOMIC DIFFERENCE EXISTS BETWEEN PROPERTIES SOLD AND PROPERTIES RETAINED

Allocation of Net Book Value
Calculation of Gain

Allocate capitalized costs based on the relative fair values of the properties

Fair value of DDJET	36,000,000	47.37%	15,773,290
Fair value of Gruman	7,271,307	9.57%	3,185,901
Fair value of Gordon	1,716,280	2.26%	751,983
Fair value of Quinduno	31,005,000	40.80%	13,584,746
	75,992,587	100.00%	33,295,919

Net book value before sale	33,295,919

Book costs attributable to Barnett	15,773,290
Proceeds from sale	36,000,000
Gain	20,226,710

Barnett Property Sale
Detailed Proforma -2 to 1 return on investment
Schedule 2

Test for Substantial Economic Difference
Fair Value per BOE

	Before Sale	Being Sold	After Sale

Fair Value of properties	97,498,560	36,000,000	61,498,560
BOE	2,158,627	313,061	1,845,566
Fair value of properties per BOE of reserves	$45.17	$114.99	$33.32

SUBSTANTIAL ECONOMIC DIFFERENCE EXISTS BETWEEN PROPERTIES SOLD AND PROPERTIES RETAINED

Allocation of Net Book Value
Calculation of Gain

Allocate capitalized costs based on the relative fair values of the properties

Fair value of DDJET	36,000,000	36.92%	12,294,059
Fair value of Gruman	7,046,881	7.23%	2,406,521
Fair value of Gordon	1,298,679	1.33%	443,501
Fair value of Quinduno	53,153,000	54.52%	18,151,837
	97,498,560	100.00%	33,295,919

Net book value before sale	33,295,919

Book costs attributable to Barnett	12,294,059
Proceeds from sale	36,000,000
Gain	23,705,941

Barnett Property Sale
Detailed Proforma - PV 20
Schedule 3

Test for Substantial Economic Difference
Fair Value per BOE

	Before Sale	Being Sold	After Sale

Fair Value of properties	81,004,681	36,000,000	45,004,681
BOE	2,158,627	313,061	1,845,566
Fair value of properties per BOE of reserves	$37.53	$114.99	$24.39

SUBSTANTIAL ECONOMIC DIFFERENCE EXISTS BETWEEN PROPERTIES SOLD AND PROPERTIES RETAINED

Allocation of Net Book Value
Calculation of Gain

Allocate capitalized costs based on the relative fair values of the properties

Fair value of DDJET	36,000,000	44.44%	14,797,331
Fair value of Gruman	7,379,959	9.11%	3,033,436
Fair value of Gordon	606,722	0.75%	249,385
Fair value of Quinduno	37,018,000	45.70%	15,215,767
	81,004,681	100.00%	33,295,919
Net book value before sale	33,295,919
Book costs attributable to Barnett	14,797,331
Proceeds from sale	36,000,000
Gain	21,202,669